Exhibit 12

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2012	2011	2010
Earnings:
Income from continuing operations before taxes	$255.5	$232.9	$239.0
Add: Fixed charges from continuing operations (1)	102.7	105.6	110.1
Amortization of capitalized interest	3.6	3.5	3.4
Less: Capitalized interest	(3.3)	(4.8)	(3.9)
	$358.5	$337.2	$348.6
Fixed charges from continuing operations: (1)
Interest expense	$72.8	$71.0	$76.3
Capitalized interest	3.3	4.8	3.9
Interest portion of leases	26.6	29.8	29.9
	$102.7	$105.6	$110.1

Ratio of Earnings to Fixed Charges	3.5	3.2	3.2

(1)       The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest.  “Fixed charges from continuing operations” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.